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                               March 17, 2023

       Tuanfang Liu
       Chief Executive Officer
       Ispire Technology Inc.
       19700 Magellan Drive
       Los Angeles, CA 90502

                                                        Re: Ispire Technology
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed March 17,
2023
                                                            File No. 333-269470

       Dear Tuanfang Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 filed March 17,
2023

       Risk Factors, page 12

   1. We note your disclosure includes certain changes to the offering; however, the filing has not been revised to
reflect all of the changes. For example, on page 31, you disclose that all of the shares sold
in the offering will be freely transferable without restriction or further registration
under the Securities Act, which appears inconsistent regarding the shares sold in this
offering that will be held by the Chief Financial Officer. In addition, on page 54, the
percentages of the Company's common stock to be owned by Mr. Liu and
                                                        Ms. Zhu upon completion
of this offering, 59.4% and 4.5%, respectively, do not appear revised. Please revise
the filing to make the changes as appropriate throughout the filing.
 Tuanfang Liu
FirstName   LastNameTuanfang  Liu
Ispire Technology Inc.
Comapany
March       NameIspire Technology Inc.
        17, 2023
March2 17, 2023 Page 2
Page
FirstName LastName
Dilution, page 36

2. We note your disclosure that a $1.00 increase (decrease) in the assumed public offering price would increase the dilution per share to new investors by approximately $0.05, after deducting the underwriters' discount and estimated offering expenses payable by the
         Company. Please explain how the increase in the dilution per share to new investors of
         $0.05 was computed. Also revise "increase" of the dilution to "increase (decrease)".
       You may contact Stephany Yang at (202) 551-3167 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at (202) 551-3047 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Richard I. Anslow, Esq.